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Rye, NY 10580-1422
t 914.921.5219
GABELLI.COM

For Immediate Release: Contact: Christopher J. Marangi
                                                            Co-CIO, Value
                                                            (914) 921-5219

                                                            For further information please visit
                                                            www.gabelli.com

Paramount Deal Terms Force GAMCO to Receive Cash for its Voting Shares

GREENWICH, CT - As of July 31, 2025, GAMCO Asset Management Inc. ("GAMCO"), an affiliate of GAMCO Investors, Inc. (OTCQX: GAMI), along with certain other affiliates, collectively owned approximately 12.0% of the outstanding class A voting stock of Paramount Global (NasdaqGS: PARAA) ("Paramount") on behalf of its clients.

Given the terms of Paramount's pending combination with Skydance Media, in which current holders of the class A voting stock have no opportunity to continue to hold such voting stock, GAMCO is effectively being forced to receive cash for those shares. On July 31, 2025, GAMCO filed a 13D with the Securities and Exchange Commission disclosing it made a cash election under the terms of the transaction for all class A shares held.

GAMCO Investors, Inc., through its subsidiaries, manages assets of private advisory accounts (GAMCO), mutual funds and closed-end funds (Gabelli Funds, LLC) and is known for its Private Market Value with a Catalyst™ style of investment.

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